SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of February, 2007
                                          --------------
                        Commission File Number 001-13908
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                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
                                PERSONS DISCHARGING MANAGERIAL RESONSIBILITY
                                OR CONNECTED PERSONS
                                ---------------------------------------------

AMVESCAP PLC
IMMEDIATE RELEASE  28 FEBRUARY 2007
CONTACT: ANGELA TULLY  TEL: 020 7065  3652


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   AMVESCAP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii)both (i) and (ii)

   PURSUANT TO (iii) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

   ROBERT GRAHAM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   ROBERT GRAHAM

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   ROBERT GRAHAM

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY US$0.10 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   .................................

8. State the nature of the transaction

   SALE OF SHARES FROM BENEFICIAL HOLDING

9. Number of shares, debentures or financial instruments relating to shares acquired

   -

10.Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

   -

11.Number of shares, debentures or financial instruments relating to shares disposed

   200,000

12.Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

   0.02%

13.Price per share or value of transaction

   200,000  @  632.78P


14.Date and place of transaction

   27 FEBRUARY 2007

15.Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

   24,399,924  (2.92%)

16.Date issuer informed of transaction

   27 FEBRUARY, 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.Date of grant

   .................................

18.Period during which or date on which it can be exercised

   .................................

19.Total amount paid (if any) for grant of the option

   .................................

20.Description of shares or debentures involved (class and number)

   .................................

21.Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

   .................................

22.Total number of shares or debentures over which options held following notification

   .................................

23.Any additional information

   .................................

24.Name of contact and telephone number for queries

   ANGELA TULLY
   020 7065 3652

Name and signature of duly authorised officer of issuer responsible for making notification

A. Tully

Date of notification

28 FEBRUARY 2007



END

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  28 February, 2007                   By   /s/  Angela Tully
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                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary